                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                    FORM 11-K



(Mark One)

/X/              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended DECEMBER 31, 1999




                                       or




/ /           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 Commission File No. 1-10568 (LG&E Energy Corp.)

                           A. Full Title of the Plan:

                   WKE Corp. Bargaining Employees' Savings Plan

      B.    Name of issuer of the securities help pursuant to the Plan and the address of its principal executive office:

                                LG&E ENERGY CORP.
                              220 West Main Street
                                 P. O. Box 32030
                           Louisville, Kentucky 40232

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

Financial Statements and Schedule
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------


INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                                          REFERENCE
Report of Independent Public Accountants..................................................................Page 1

Statement of Net Assets Available for  Benefits as of December 31, 1999 and 1998..........................Page 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1999....................................................................................Page 2

Notes to Financial Statements and Schedule as of December 31, 1999
     and 1998.........................................................................................Page 3 - 7

Schedule I - Item 4(i) - Schedule of Assets Held for Investment Purposes
  As of December 31,1999..................................................................................Page 8


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
   WKE Corp. Bargaining Employees' Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the WKE Corp. Bargaining Employees' Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
--------------------------
Arthur Andersen LLP
Louisville, Kentucky
     June 28, 2000

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                       PARTICIPANT DIRECTED
                                                                                ------------------------------------
                                                                                     1999                 1998
                                                                                ----------------     ---------------
ASSETS
Investments - at Fair Value (Notes 1, 2 and 4)                                  $     2,185,313      $    617,897
Contributions receivable
       Employee                                                                          36,555              -
       Employer                                                                          12,222              -
                                                                                ----------------     ---------------

Net assets available for benefits                                               $     2,234,090      $    617,897
                                                                                ================     ===============


Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                                                     PARTICIPANT
                                                                                                       DIRECTED
                                                                                                   -----------------
Net assets available for benefits, beginning of year:                                               $       617,897
                                                                                                   -----------------

Additions:
    Employee contributions                                                                                1,057,956
    Employer contributions                                                                                  356,269
    Interest and dividend income                                                                            167,838
    Realized gain                                                                                             4,267
    Unrealized gain                                                                                          49,643
                                                                                                   -----------------
         Total additions                                                                                  1,635,973
                                                                                                   -----------------

Deductions:

    Distributions/Withdrawals                                                                                19,780

                                                                                                   -----------------
Net assets available for benefits, end of year:                                                     $     2,234,090
                                                                                                   =================


The accompanying notes to financial statements and schedule are an integral part of these statements.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN

Notes To Financial Statements and Schedule
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)      DESCRIPTION OF PLAN-

         The following description of the WKE Corp. Bargaining Employees' Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) GENERAL--The Plan was established on July 17, 1998. All bargaining unit employees of WKE Corp., Western Kentucky Energy Corp. and WKE Station Two Inc. (collectively, the "Company"), are eligible to participate in the Plan on the first of the month on or following twelve months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to fifteen percent (15%) of base pay on a pre-tax or after-tax basis. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Employee contributions, plus actual earnings thereon, are vested immediately. Company contributions are 20% vested for each year of service with 100% vesting after five years. Forfeited balances of terminated participants are used to reduce future company contributions.

         (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and, Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (d) INVESTMENT OPTIONS-- Participants may choose from the following ten mutual fund investment options or a company stock fund in 1% increments:

                  - FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO Invests in obligation issued or guaranteed as to timely payment of principal and interest by the U.S. government, it agencies or instrumentalities.

                  -        FIDELITY PURITAN FUND
                           Diversifies investments among a variety of companies, industries and types of securities.

                  -        SPARTAN U.S. EQUITY INDEX PORTFOLIO
                           Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

                  -        FIDELITY MAGELLAN FUND
                           Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

                  -        FIDELITY INTERMEDIATE BOND FUND
                           Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

                  -        FIDELITY EQUITY INCOME II FUND
                           Invests in stocks of domestic and foreign companies with potential for capital growth.

                  -        FIDELITY CONTRAFUND
                           Invests in common stocks believed to be undervalued and in companies that are currently out of public favor but show potential for capital growth.

                  -        WARBURG PINCUS EMERGING GROWTH FUND
                           Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

                  -        TEMPLETON FOREIGN FUND A
                           Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

                  - JANUS WORLDWIDE FUND, EFFECTIVE AUGUST 1, 1998 Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times invest in fewer than five countries or even a single country.

                  -        LG&E ENERGY CORP. COMMON STOCK FUND
                           Invests primarily in the common stock of LG&E Energy Corp., as well as short-term investments.

         (e) PARTICIPANTS LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loans to purchase a home can not exceed 15 years and all other loans are for a period not exceeding five years. A participant can have up to two loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates, interest rate currently 7.75 percent. Principal and interest is paid ratably through monthly payroll deductions.

         (f) PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a fifteen-year period, or any combination of lump-sum and periodic installments.

(2)      SUMMARY OF ACCOUNTING POLICIES-

         (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

         (b) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

         (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         (d)      PAYMENT OF BENEFITS--Benefits are recorded when paid.

(3)      INVESTMENTS

         Investments representing 5% or more of the plan's net assets are as follows:

                                                                          DECEMBER 31, 1999      DECEMBER 31, 1998
                                                                          ------------------     ------------------

                 Fidelity Magellan Fund                                   $      633,174         $      166,951
                 Fidelity Equity Income II Fund                                  458,029                153,126
                 Fidelity Contrafund                                             305,872                 79,486
                 Spartan U.S. Equity Index Fund                                  251,721                 71,915
                 Warburg Pincus Emerging Growth Fund                             161,211                 41,969


(4)      ACCOUNTING PRONOUNCEMENT-

         The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(5)      RELATED PARTY TRANSACTIONS-

         Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(6)      PLAN TERMINATION-

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)      ADMINISTRATIVE COSTS-

         Certain expenses incurred for the administration of the Plan are paid by the Company.

(8)      RECONCILIATION TO FORM 5500-

         Interest and dividends shown on the accompanying financial statements include interest and dividends from registered investment companies of $167,838 for the year ended December 1999. This amount, together with the net realized and unrealized gains of $53,910 for the year ended December 31, 1999, is shown as net investment gain from registered investment companies on the Plan's 5500.

(9)      TAX STATUS-

         The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2000, that the Plan and the related trust are in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)     SUBSEQUENT EVENT-

         On February 28, 2000, LG&E Energy Corp. announced that its Board of Directors accepted an offer to be acquired by PowerGen for cash of approximately $3.2 billion or $24.85 per share and the assumption of $2.2 billion of LG&E Energy Corp.'s debt. WKE Corp., the Plan sponsor is a subsidiary of LG&E Energy Corp. This acquisition is subject to SEC and other regulatory approvals. The currently anticipated effect of this transaction on the plan would be to liquidate the LG&E Energy Corp. common stock fund and apply the proceeds to the other mutual fund options, based on participants election. Although various options remain under consideration by the Plan and the ultimate outcome or decision with respect to this transaction is not known at this time.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN                          SCHEDULE I

PLAN SPONSOR:  WKE CORP.
EIN  611329628
PLAN NO.  002

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------



      IDENTITY OF ISSUE                         DESCRIPTION OF ASSET                          COST               FAIR VALUE
------------------------------    --------------------------------------------------     ----------------     ----------------
*Fidelity                         Fidelity Magellan Fund                                 $      562,013       $       633,174
*Fidelity                         Fidelity Equity Income II Fund                                496,568               458,029
*Fidelity                         Fidelity Contrafund                                           298,781               305,872
*Fidelity                         Spartan U.S. Equity Index Fund                                216,997               251,721
 Warburg Pincus                   Warburg Pincus Emerging Growth Fund                           127,641               161,211
*LG&E Energy Corp.                LG&E Energy Corp. Common Stock Fund                            98,228                74,006
*Fidelity                         Fidelity Puritan Fund                                          79,358                77,182
*Fidelity                         Fidelity Ret. Gov't MM Portfolio                               89,842                89,842
 Templeton                        Templeton Foreign Fund A                                       57,418                68,790
 Janus                            Janus Worldwide                                                12,418                13,246
*Fidelity                         Fidelity Intermediate Bond Fund                                41,216                40,005
*Participants                     Participant Loans **                                           12,235                12,235
                                                                                         ----------------     ----------------

Total                                                                                    $    2,092,715       $     2,185,313
                                                                                         ================     ================

*   Party-in-interest
**  Rate of interest  = 7.75%

The accompanying notes to financial statements and schedule are an integral part of these statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of WKE Corp. Bargaining Employees Saving Plan.

WKE Corp. Bargaining Employees Savings Plan
-------------------------------------------
Name of Plan

June 28, 2000                                /s/ Victor A. Staffieri
                                             -----------------------
                                             Victor A. Staffieri

                                             /s/ Charles A. Markel
                                             ---------------------
                                             Charles A. Markel

                                             /s/ S. Bradford Rives
                                             ---------------------
                                             S. Bradford Rives

                                             /s/ Frederick J. Newton III
                                             ---------------------------
                                             Frederick J. Newton III

                                             /s/ R. Foster Duncan
                                             --------------------
                                             R. Foster Duncan

                                             /s/ Robert M. Hewett
                                             --------------------
                                             Robert M. Hewett